Exhibit 23.1

CONSENT OF INDEPENDENT AUDITOR’S

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our independent auditor’s report dated 8 July 2020, except for the disclosures related to subsequent events described in Note 24, as to which the date is 31 March 2021, with respect to the audited consolidated statement of financial position of Lytus Technologies Holdings PTV. LTD. as of 31 March 2020 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period 16 March 2020 (date of inception) through 31 March 2020, and the related notes to the consolidated financial statements.

We also consent to the reference to us under the caption “Experts” in the Offering Circular.

/s/ WithumSmith+Brown, PC

New York, New York

31 March 2021